Exhibit 99.1

VIÑA CONCHA Y TORO

ANNOUNCES FILING OF ITS FORM 20-F 2013

Santiago, Chile, November 28th, 2014 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro) filed with the United States Securities and Exchange Commission (“SEC”) its annual report on Form 20-F for the fiscal year ended December 31, 2013.

The annual report on Form 20-F (English version) is available in Concha y Toro’s website at the following address:

http://www.conchaytoro.com/concha-y-toro-holding/inversionistas-cat/form-20f/

The document can also be accessed from the SEC website at the following address:

http://www.sec.gov/Archives/edgar/data/930543/000101905614000604/concha_20f.htm

The Company will provide, upon request, hard copies of the document 20-F and complete audited financial statements, free of charge.